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OVERPLAY

INVEST IN **OVERPLAY**

Make any video into a game

overplay.com New York, NY

Technology | Female Founder | B2C | Entertainment | Games

Highlights



VC-Backed

Raised $250K or more from a venture firm

1. 176K app downloads, 1.2M games played, 3M minutes played

1 170K app downloads, 1.2M games played, 5M minutes played

2 23X more interaction than video

3 Backed by VCs Village Global, Gaingels, Sound Media Ventures, Adobe Fund for Design, & more

4 SXSW Social Media Innovation Award Finalist

5 Featured in Bloomberg, Yahoo! Finance, ABC News, NBC News, VentureBeat, & more

6 All-star team from Sesame City, Jam City, Morgan Stanley, Scholastic, & Peloton

7 Disrupting a $574 billion digital media landscape

Featured Investor



Karen Fowler
Invested $10,000 ⓘ

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"Overplay is the radical reinvention in media we've been hungering for -- making it easy to make a game with any video. It's a clear opportunity for legacy media, live events, sports, talent vehicles, education...kinda endless. I met the founders, Dan and Caroline, when we were working at Sesame Workshop, drawn in by the flame of making great entertainment that engages and makes a difference. That DNA is in Overplay and the opportunity is mind-blowing."

Our Team



Daniel Projansky Co-founder & CEO

Emmy-nominated & BAFTA award-winning interactive creator. Created apps with 25M+ downloads & games for Playstation, Xbox, & Nintendo. Former VP Interactive Production at Sesame Workshop. Binghamton University BA.

My film and gaming background led me to discover something that no one ever has before – videos can be made into games just by playing them into existence. Now it's not just coders and 3D artists who can make games; anyone can – on any topic! I just can't wait to see what the world makes with Overplay!



Caroline Strzalka Co-founder & COO

2x founder & former Citigroup investment banker ($8.7B Kraft & $300M GameStop IPOs). Former Scholastic VP & Director at Sesame Workshop. Secured partnerships with Netflix, YouTube, & Hulu. University of Pennsylvania BA & Wharton MBA.



Facundo Mounes Head of Games

Game monetization expert. Former Lead Game Designer at Jam City, overseeing games with 1M+ DAU. Designed/produced 35+ published games for mobile, PC & consoles. Professor & Director of top-ranked gaming university in Latin America.



David Strickland Technical Advisor

30+ years as Tech Executive. CTO at Press Sports. Former VP of Tech at Peloton. Scaled tech teams from 0 to 40 people. Georgia Tech BS Computer Science.



Thomas Vu Advisor & Investor

Investor, Emmy-award winning producer & franchise builder. Head of Creative & Franchise Development + R&D at Riot Games (League of Legends, Arcane) contributing to games with 115M MAU. Former Electronic Arts (Sims, SimsCity, Spore). UC San Diego BA.

Unleashing limitless gameplay & game creation

Overplay is revolutionizing a $574 billion digital media landscape with the first frictionless platform for user-generated games.

With Overplay, everyone can turn their videos into games— in minutes, with no code.

Two out of three Americans find short-form videos the most engaging content on social media, and we're making these videos even more entertaining and engaging than ever before! Overplay could change how we interact with video, and each other, forever.



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#jumping
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#city
#free-running
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Rowing in the grand north river
Pending
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Overplay's app can be used to quickly and easily make games from anything: funny moments with your friends, cat memes, cooking tutorials, extreme sports POVs, and more!

Imagine the NBA creating playable highlights reels, movie studios releasing trailers that are games, and car companies making commercials where you virtually test drive their cars. Overplay's app and licensable technology allows billions of creators, social media users, and brands to amplify audience engagement by making their content interactive.

AI turbocharges creative possibilities



It's super simple to make a catchy Overplay game using only a mobile phone. With the help of AI tools within Overplay's app, creators and brands can transform their videos into extraordinary games - instantly.

And with our direct integration with Adobe Express, it's even easier for creators to create games from their existing video content.

Overplay is revolutionizing a $574B digital media landscape



Social Media
$231B
17.1% growth
through 2027
Video
Advertising
$176B<
6.8% growth
through 2028
Casual &
Social Gaming
$167B
9.8% growth
through 2026

4.8B
Global social
media users
3.26B
Global
gamers
207M
Global content
creators

Source: Statista, PWC, The Business Research Company

Overplay sits at the intersection of three massive markets: social media, video advertising, and casual gaming. We are merging everything that makes these markets successful into one revolutionary form of digital media that will be consumed and created by BILLIONs of potential Overplayers worldwide.

Now every brand can tap into the success of playable ads

Playable ads are preferred by **9 out of 10** marketers and yield a **7x higher** conversion rate than other ad formats

Playable ads are already a massive success in the gaming world, yielding a 7X higher conversion rate compared to other ad formats. Interactive ads also prolong attention by 47%. It's no wonder that 9 out of 10 marketers prefer playable ads to anything else.

Currently, playable ads are most commonly used for advertising games themselves, and they can only be used on casual gaming platforms due to technology limitations.

With Overplay's API, brands can apply a thin layer of gaming on top of videos already being streamed in advertisements. Because our technology is so simple and takes only a few minutes, Overplay cuts down on thousands of hours of production time and millions of dollars in costs for brands to leverage this highly engaging ad format.

Creators can engage their fans in a whole new way

⏵OVERPLAY

"I believe it's going to be the next big thing for content creators, you can give your fans such phenomenal new experiences!"






Scott Bass of Ampisound
YouTube creator with 3M subscribers

Games are an untapped creative medium, and we're unlocking a **huge** opportunity for creators. With Overplay, 200M+ professional content creators worldwide can leverage the videos they're already creating to invite fans into their world, literally.

It's great to see your favorite influencer cook a meal or perform a stunt, but what if you could play along with them?

Creators are using Overplay to:

- Extend the mileage of video content

- Repurpose video content

- Engage their audiences in a way never before soon

- Grow their following quickly

- Monetize content

We're just getting started!

106K	1.2M	3M
App downloads	Games played	Minutes played

2.3x
Plays per game in one sitting*

70s
Played per game in one sitting

23x
More interaction time vs regular video

* Compared to the same YouTube video which garnered an average of one play with :03 seconds of viewing time

Our first mover advantage is patented

Overplay holds two powerful patents that give us a huge competitive advantage over creator economy apps such as YouTube, Instagram Reels, Snapchat, and TikTok.

Our first patent is for playing a game into existence, which describes our method of gamifying videos.


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Our latest patent solves a problem that has plagued mobile developers for over a decade. We've created the first-ever smooth transition between portrait and landscape when viewing videos on mobile devices. And get this — Dan used the Pythagorean theorem to invent the mechanics! Who said geometry class wasn't useful!?

We're award-winning interactive creators & serial entrepreneurs



Daniel Projansky
Co-founder & CEO

Emmy Nominated game creator | Former VP of Interactive Production at Sesame Workshop | Created Games For Xbox, Nintendo, Playstation, Apple & Android with 25M downloads



Caroline Strzalka
Co-founder & COO

Ran digital media business development at Sesame Workshop & Scholastic. I partnered with Netflix, Hulu & Youtube. I took multi-billion dollar companies public as an Investment banker. Wharton MBA



Facundo Mounes
Head of Games

Former Lead Game Designer at Jam City, overseeing games with 1M+ DAU. Produced 35+ published games for mobile, PC & consoles



David Strickland
Technical Advisor

Former VP Technology at Peloton Interactive & CTO at Press Sports. Scaled tech teams from 0 to 40. Georgia Tech BS Computer Science.

 

   

Our all-star team includes an Emmy nomination; BAFTA award; Wharton and Columbia MBAs; game and app developers with more that 25 million downloads; and ex-leadership from Sesame Workshop, Scholastic, Jam City, and Deutsche Bank.

We're using proven monetization models from gaming & advertising

Revenue from technology licensing and advertising rev share



$61.6M
$4.1M
2024
2025
2026

Projections are based on reaching the necessary number of users and downloads, as well as corporate partnerships. Forward looking projections cannot be guaranteed.

Creating, sharing, and playing games on Overplay is free for users. Our primary revenue drivers will include advertising and licensing. Overplay's app will also feature playable ads as native content.

With a new injection of capital, we can accelerate our API launch timeline and bring the incredibly successful playable game ad format to thousands of brands. The potential to monetize our technology by supporting interactive playable gaming video ads is tremendous.

Visionary investors believe in us

















Gaingels

VILLAGE GLOBAL

OUTLANDER CAPITAL

STAMPEDE VENTURES

band OF ANGELS

EVERYREALM

Singularity Capital A VENTURE PLATFORM

RED&BLUE VENTURES

Overplay is funded by Village Global, the venture firm backed by some of the world's most successful entrepreneurs.



Bill Gates
Founder of Microsoft



Jeff Bezos
Founder of Amazon



Susan Wojcicki
Former CEO of YouTube



Mark Zuckerberg
Founder of Meta



Jerry Yang
Founder of Yahoo!



Magic Johnson
Chairman & CEO Magic Johnson Enterprises

Meet the rest of the network at VillageGlobal.vc

Gaming & creator platforms sell for billions



Figma Acquired by Adobe in 2022 for

$20B



Snapchat IPO'd in 2017 at

$33B



Roblox IPO'd in 2021 at

$38B



YouTube acquired by
Google in 2006 for

$1.65B



Instagram acquired by
Facebook in 2012 for

$1B



Canva currently
valued at

$26B

The gaming and creator industries include attractive exit comparables, underscoring the strong appetite by tech giants including Google, Microsoft, and Amazon to add creative media technologies to their platforms.

We're on our way to widespread adoption



Existing Beta
- iOS & Android apps
- 2 patents secured
- Beta game player
- Beta game maker

Integration
- Partnership integration
- Web player
- Additional platform development (Web, Playstation)
- Generative AI customization
- Adobe integration

Monetization
- Ad platform integration
- OTT set top box player
- Additional platform integration
- Real-time broadcast game development
- Multiplayer game development

Ubiquity
- Set top box integration
- Universal game engine
- Real-time broadcast game launch
- Continued Generative AI game development

Current   1H 2024   2H 2024   2025

Forward looking projections cannot be guaranteed.

